UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSING
RECEIVED
JUN 2 8 2005
198
D.C.
SECTION

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2004


05059049

OR

[_] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934.

For the Transition Period from ____________ to ______________.

Commission file number of the issuer: 0-19294

REHABCARE GROUP, INC.
401 (K) EMPLOYEE SAVINGS PLAN
(Full title of plan)

REHABCARE GROUP, INC.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105
(Name of the issuer and address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REHABCARE GROUP, INC.
401 (K) EMPLOYEE SAVINGS PLAN
(Full title of plan)



Vincent L. Germanese
Chief Financial Officer

June 24, 2005
Date

Exhibit Index on page 13



REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Note: There were no reportable transactions or assets acquired and disposed of during the year ended December 31, 2004 that require separate disclosure; no party-in-interest transactions that were not exempt under Employment Retirement Income Security Act of 1974 regulations during the year ended December 31, 2004; and no loans, fixed income obligations, or leases in default or classified as uncollectible at December 31, 2004.



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Plan Administrator of
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in its assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
May 20, 2005

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2004 and 2003

		2004	2003
Assets:			
Investments, at fair value:			
Cash and cash equivalents	$	3,605,283	4,411,715
Mutual funds		34,958,375	35,236,028
RehabCare Group Inc. common stock		3,710,662	3,407,927
Participant loans		361,256	404,467
Self-directed brokerage accounts		37,258	—
Other investments		4,454	4,962
Total investments		42,677,288	43,465,099
Receivables:			
Participants' contributions		428,905	53,890
Employer contribution		114,526	16,213
Accrued interest		8,877	10,003
Total receivables		552,308	80,106
Assets available for plan benefits	$	43,229,596	43,545,205

See accompanying notes to financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

		2004	2003
Additions:			
Investment income:			
RehabCare Group Inc. common stock realized gains (losses)	$	24,801	(106,865)
Other investment realized gains		422,385	7,893,839
Unrealized appreciation (depreciation), net		3,565,295	(813,569)
Interest and dividends		941,090	685,058
Total investment income		4,953,571	7,658,463
Contributions:			
Participants		5,674,615	6,544,524
Employer		1,401,604	1,563,318
Rollover of plan assets from previous employers		1,470,114	278,632
Total contributions		8,546,333	8,386,474
Total additions		13,499,904	16,044,937
Deductions:			
Benefits paid to participants		5,493,550	4,530,126
Administrative fees		18,497	84,276
Total deductions		5,512,047	4,614,402
Net increase in assets available for plan benefits		7,987,857	11,430,535
Transfers:			
Transfers of assets from the Plan		(8,303,466)	—
Assets available for plan benefits:			
Beginning of year		43,545,205	32,114,670
End of year	$	43,229,596	43,545,205

See accompanying notes to financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Plan Description

The following description of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

Effective June 1, 1991, RehabCare Group, Inc. (the Company) established the Plan, a defined contribution plan for the benefit of its eligible employees. Effective July 1, 2004, the Plan was restated and thereafter amended by a first amendment, second amendment, and third amendment. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Effective June 1, 2004, employees are eligible to participate in the Plan on the first day of the month following employment. Prior to June 1, 2004, employees who had attained age 21 were eligible to participate in the Plan on the first day of the month following the completion of one year of employment and a minimum of 1,000 hours worked.

Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 20% of eligible compensation, to the Plan up to the maximum allowable under current Internal Revenue Service regulations ($13,000 and $12,000 in 2004 and 2003, respectively). Participant contributions under the Plan are exempt from Federal income taxes. The Company may make discretionary contributions to match the participants' contributions. During the years ended December 31, 2004 and 2003, the Company's discretionary contribution was 50% of the first 4% of a participant's contribution.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is 100% vested in his or her contributions and earnings thereon. The vested percentage of each participant's Company contribution and earnings thereon is determined in accordance with the following table:

Number of years of service	Vested percentage
Less than 1 year	—%
1 or more years	100

Participant Loans

The Plan has a loan program for its participants. The maximum amount a participant may borrow is the lesser of 50% of the vested portion of their account balance or $50,000, reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day before the date on which the loan is made over the outstanding loan balance from the Plan on the date the loan was made. Loans may be outstanding for up to five years. Principal and interest is paid ratably through payroll deductions. The interest rate charged to participants is a fixed rate equal to the prime rate on the date the loan is issued. Any loans outstanding shall become due and payable in full at the end of the calendar quarter following a participant's termination. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 4.0% to 9.5% as of December 31, 2004.

Distribution of Plan Benefits

Upon termination of service, each participant may elect to have his or her benefits distributed in either a lump-sum amount or installment payments.

Plan Fees and Commissions

Expenses incurred in the administration and operation of the Plan are paid by the Company, while investment management fees and loan administration fees are charged directly to the participants' accounts.

Participation Forfeitures

All amounts representing forfeitures are used to reduce the amount of Company contributions for that plan year. For the years ended December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $48,000 and $30,000, respectively.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments in money market funds (cash equivalents) are valued at fair value as reported by the trustee, Schwab Retirement Plan Services, Inc. Investments in mutual funds and the Company's common stock are stated at fair value, with fair value based on quotations obtained from national securities exchanges. Participant loans are valued at the unpaid principal balance of the loans, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Any unrealized appreciation or depreciation for the period is reflected in the statements of changes in assets available for plan benefits. Interest income is recorded as earned on the accrual basis.

(3) Investments

The following table presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003.

	2004	2003
Investments at fair value as determined by quoted market price:		
Mutual funds:		
American Balanced Fund	$ 3,819,049	4,297,820
Columbia Acorn	4,515,614	4,221,689
First Eagle Overseas	3,237,122	2,769,745
Growth Fund of America	7,674,180	8,017,741
Pimco Total Return Fund	3,686,022	4,263,513
Schwab S&P 500	7,801,379	8,271,830
Sound Shore Fund	3,571,790	3,298,626
Common stock—RehabCare Stock Fund	3,710,662	3,407,927
Money market mutual fund:		
Schwab Value Advantage Fund	3,604,814	4,411,257

The following table presents the net appreciation (depreciation) of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2004 and 2003:

		2004	2003
Mutual funds	$	3,154,523	6,619,025
Common stock—RehabCare Group, Inc.		861,564	350,404
Money market mutual fund		(3,606)	3,976
	$	4,012,481	6,973,405

(4) Related-Party Transactions

Certain Plan investments are in money market funds managed by Schwab Retirement Plan Services, Inc. Schwab Retirement Plan Services, Inc. is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment administration services amounted to $18,497 and $84,276 for the years ended December 31, 2004 and 2003, respectively. Additionally, Plan investments include shares of RehabCare Group Inc. common stock. RehabCare Group, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to a participant's deferral account will be fully vested.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Transfers

Effective February 2, 2004, RehabCare Group, Inc., the plan sponsor, sold its StarMed staffing business. On April 1, 2004, the net assets in the participant accounts of the StarMed staffing business of approximately $8,300,000 were transferred out of the Plan.

(8) 401(k) Employee Savings Plan Committee and Trustees of the Plan

The Plan provides for a 401(k) committee, chaired by the Company's chief financial officer, who acts as the plan administrator with representatives from the Company's finance, human resources, and legal departments. Charles Schwab & Co. is the trustee for the Plan.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of assets available for plan benefits.

Schedule

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	Cash	Interest-bearing cash	$	39
*	Schwab Money Market Fund	Money market mutual fund		430
*	Schwab Value Advantage Fund	Money market mutual fund		3,604,814
*	RehabCare Stock Fund	Common stock, 132,571 shares		3,710,662
	PCRA	Self-directed brokerage account		37,258
	American Balanced Fund	Mutual fund, 212,760 shares		3,819,049
	Columbia Acorn	Mutual fund, 170,723 shares		4,515,614
	First Eagle Overseas	Mutual fund, 148,696 shares		3,237,122
	Growth Fund of America	Mutual fund, 283,180 shares		7,674,180
	JP Morgan Mid Cap Value Select	Mutual fund, 29,451 shares		653,219
	Pimco Total Return Fund	Mutual fund, 345,457 shares		3,686,022
	Schwab S&P 500	Mutual fund, 418,754 shares		7,801,379
	Sound Shore Fund	Mutual fund, 97,324 shares		3,571,790
	Cash value of life insurance	Life insurance contract		4,454
	Participant loans	Interest rates range from 4.0% to 9.5%		361,256
			$	42,677,288

* Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of KPMG LLC dated June 24, 2005



Consent of Independent Registered Public Accounting Firm

The Plan Administrator of
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 33-67944) on Form S-8 of RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) of our report dated May 20, 2005, with respect to the statements of assets available for plan benefits of the Plan as of December 31, 2004 and 2003, the related statements of changes in assets available for plan benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004, annual report on Form 11-K of RehabCare Group, Inc. 401(k) Employee Savings Plan.

KPMG LLP

St. Louis, Missouri
June 24, 2005